AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 10, 1996

                                                       REGISTRATION NO. 333-4659

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                  ___________

                                 AMENDMENT NO. 1
                                      TO
                                   FORM S-3

                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933
                                  ___________

                                  SCIOS INC.
            (Exact name of registrant as specified in its charter)

           DELAWARE                        2834                     95-3701481
(State or other jurisdiction of  (Primary Standard Industrial    (I.R.S. Employer
 incorporation or organization)  Classification Code Number)   Identification Number)

                                  ___________

                            2450 BAYSHORE PARKWAY
                      MOUNTAIN VIEW, CALIFORNIA 94043-1173
                               (415) 966-1550
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                  ___________

                                JOHN H. NEWMAN
                                VICE PRESIDENT
                                  SCIOS INC.
                             2450 BAYSHORE PARKWAY
                      MOUNTAIN VIEW, CALIFORNIA 94043-1173
                                (415) 966-1550
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                  ___________

                                   COPIES TO:
                             ANDREI M. MANOLIU, ESQ.
                            MICHAEL R. JACOBSON, ESQ.
                             COOLEY GODWARD CASTRO
                               HUDDLESON & TATUM
                             FIVE PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94306
                                 (415) 843-5000
                                  ___________

         Approximate date of commencement of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.
                                  ___________

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /




                                  ___________

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                 SUBJECT TO COMPLETION, DATED JULY 10, 1996


PROSPECTUS

                                 SCIOS INC.

                               1,263,200 SHARES

                                 COMMON STOCK
                              ___________________

   This Prospectus relates to 1,263,200 shares of Common Stock, par value $.001 (the "Common Stock"), of Scios Inc. ("Scios" or the "Company") which are being offered and sold by a certain stockholder of the Company (the "Selling Stockholder"). The Selling Stockholder, directly or through agents, broker-dealers or underwriters, may sell the Common Stock offered hereby from time to time on terms to be determined at the time of sale, in transactions on the Nasdaq National Market or in privately negotiated transactions or in a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The Selling Stockholder and any agents, broker-dealers or underwriters that participate in the distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Act"), and any commission received by them and any profit on the resale of the Common Stock purchased by them may be deemed to be underwriting discounts or commissions under the Act. See "Selling Stockholder" and "Plan of Distribution." The Company will not receive any proceeds from the sale of shares by the Selling Stockholder.


   The Common Stock of the Company is quoted on the Nasdaq National Market under the symbol "SCIO." The last reported sales price of the Company's Common Stock on the Nasdaq National Market on July 9, 1996 was $6.375 per share.


                              ___________________

 THIS OFFERING INVOLVES A HIGH DEGREE OF RISK.  SEE "RISK FACTORS" ON PAGE 5.
                              ___________________

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION
               OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                 ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                     REPRESENTATION TO THE CONTRARY IS A
                              CRIMINAL OFFENSE.


   No underwriting commissions or discounts will be paid by the Company in connection with this offering. Estimated expenses payable by the Company in connection with this offering are $20,000. The Selling Stockholder has agreed to reimburse these expenses up to an amount equal to $20,000 plus the registration fee. See "Plan of Distribution." The aggregate proceeds to the Selling Stockholder from the Common Stock will be the purchase price of the Common Stock sold less the aggregate agents' commissions and underwriters' discounts, if any.

   The Company has agreed to indemnify the Selling Stockholder and certain other persons against certain liabilities, including liabilities under the Act.

                              _________, 1996

                         AVAILABLE INFORMATION

   The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, as well as at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock of the Company is quoted on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W. Washington, D.C. 20006.

                        ADDITIONAL INFORMATION

   A registration statement on Form S-3 with respect to the Common Stock offered hereby (the "Registration Statement") has been filed with the Commission under the Act. This Prospectus does not contain all of the information contained in such Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted pursuant to the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules thereto. Statements contained in this Prospectus regarding the contents of any contract or any other documents are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. The Registration Statement, including exhibits thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, Washington, D.C., 20549, upon payment of the prescribed fees.

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   The following documents, filed or to be filed with the Commission under the Exchange Act are hereby incorporated by reference into this Prospectus:

    (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, including all material incorporated by reference therein; and

   (ii) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996 filed on or about May 14, 1996.

  (iii) The description of the Common Stock contained in the Company's Registration Statement on Form 8-A as filed on June 19, 1990.

   All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently-filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

   The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all of the documents that have been incorporated by reference herein (not including exhibits to such documents unless such exhibits are specifically incorporated by reference herein or into such documents). Such request may be directed to Scios Inc., Attention: Corporate Secretary, 2450 Bayshore Parkway, Mountain View, California 94043-1173, telephone (415) 966-1550.

                                 THE COMPANY

   THE FOLLOWING IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDING "RISK FACTORS" APPEARING ELSEWHERE IN THIS PROSPECTUS AND THE FINANCIAL STATEMENTS AND NOTES THERETO CONTAINED IN THE COMPANY'S ANNUAL REPORT (FORM 10-K) FOR THE YEAR ENDED DECEMBER 31, 1995, INCORPORATED BY REFERENCE HEREIN (THE "ANNUAL REPORT"). EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED HEREIN, THE DISCUSSION IN THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED HEREIN. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS" BEGINNING AT PAGE 6 OF THIS PROSPECTUS AND THOSE DISCUSSED IN "MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS" CONTAINED IN THE ANNUAL REPORT, AS WELL THOSE DISCUSSED ELSEWHERE IN THE PROSPECTUS, THE ANNUAL REPORT, AND ANY OTHER DOCUMENT INCORPORATED HEREIN PRIOR TO THE TERMINATION OF THE OFFERING.

   Scios is a biopharmaceutical company engaged in the discovery, development and commercialization of novel human therapeutics. The Company focuses its proprietary research and development efforts on products to treat acute illnesses, primarily in the areas of cardiovascular and renal diseases, and seeks to collaborate with corporate partners in the development of products to treat chronic diseases. In addition to activities involving both protein-based and small-molecule drug discovery and development, the Company has a marketing and sales organization selling third-party products that generate cash to help fund continued development of the Company's proprietary products, none of which to date has been developed to the commercialization stage.

   The Company directs its resources towards the development of proprietary products that address acute illnesses, primarily in the areas of cardiovascular and renal diseases. The Company's lead products for acute conditions are AURICULIN-Registered Trademark- anaritide for the treatment of oliguric acute renal failure (acute renal failure in patients with abnormally low urine output) which is being developed with Genentech, Inc. and NATRECOR-Registered Trademark-BNP for the treatment of acute congestive heart failure.

   In May 1995, the Company announced the results of a 500-patient Phase III clinical trial (the "ARF-Phase III") of AURICULIN-Registered Trademark- for the treatment of acute renal failure in the broad population of acute renal failure patients ("ARF"). The results of the ARF-Phase III showed no significant reduction in the need for dialysis and no significant reduction in mortality in the broad population of ARF patients. However, the ARF-Phase III did show the potential for the use of AURICULIN-Registered Trademark-anaritide for reduction in the need for dialysis in a prospectively-defined subgroup of ARF patients (approximately 24% of the broad population of acute renal failure patients) suffering from oliguric acute renal failure ("OARF" trial). Treatment with AURICULIN-Registered Trademark- anaritide did not reduce mortality in patients suffering from OARF.

   Based upon the results of this study, discussions with the Food and Drug Administration ("FDA"), and quantitative market research indicating that OARF affects up to 80,000 patients in the United States each year, in October 1995 Scios initiated a Phase III clinical study of AURICULIN-Registered Trademark-anaritide for the treatment of OARF (the "OARF-Phase III" trial). As with all clinical studies, looking forward, there can be no assurance the results of the OARF-Phase III will be similar to those achieved in the ARF-Phase III or will otherwise be successful.

   NATRECOR is currently in Phase II clinical studies for the treatment of acute congestive heart failure. The Company is also continuing preclinical studies of its anti-inflammatory compounds.

   Therapies for chronic conditions, such as FIBLAST-TM- bFGF growth factor for wound healing, insulinotropin for Type II diabetes and a treatment for Alzheimer's disease, are being developed by corporate partners or by Scios with funding from corporate partners. Under its arrangements with corporate partners, Scios typically receives research and development funding, payments for clinical supplies and/or milestone payments for achieving scientific and clinical benchmarks. The Company also is entitled to royalties on commercial sales of products and, in some cases, may receive additional revenues from the manufacture of products.

   Scios's financial strategy involves careful management of its cash through targeted investment in its acute-care pipeline, while supporting these efforts with cash flow from its commercial operations and from corporate partner funded projects.

   Scios was formed through the September 1992 merger (the "Merger") of Scios Inc., a Delaware corporation ("Scios"), and Nova Pharmaceutical Corporation, a Delaware corporation ("Nova"). The Merger brought together Scios' expertise in producing recombinant proteins with Nova's expertise in synthesizing small molecules. As a result, Scios has capabilities in molecular and cell biology, protein and medicinal chemistry, molecular modeling, pharmacology and the bioprocessing sciences, and has the tools to undertake the rational design of small molecules based on knowledge of the associated design targets. The Company also acquired Nova's sales force and a line of marketed psychiatric products which constitute the Company's present commercial operations.

   The Company was incorporated in California in 1981 under the name California Biotechnology, Inc. and reincorporated in Delaware in 1988. The Company changed its name to Scios Inc. in February 1992 and to Scios Nova Inc. in September 1992 following the Merger and reverted to the name Scios Inc. in March 1996. The principal executive offices of the Company are located at 2450 Bayshore Parkway, Mountain View, California 94043. The telephone number at that location is (415) 966-1550.

                                  RISK FACTORS

   THE FOLLOWING ARE SIGNIFICANT RISK FACTORS THAT SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMMON STOCK OF SCIOS.

NO ASSURANCE OF SUCCESSFUL AND TIMELY PRODUCT DEVELOPMENT AND APPROVAL OF PRODUCTS UNDER DEVELOPMENT

   Scios focuses its product development efforts on proprietary therapeutics for acute illnesses, principally in the areas of cardiovascular and renal diseases. The Company's success will depend on its ability to achieve scientific and technological advances and to translate such advances into reliable, commercially competitive products on a timely basis. Scios's products are at various stages of research and development and further development and testing will be required to determine their technical feasibility and commercial viability. Most of these products are not likely to become commercially available, if at all, for several more years at the earliest. The proposed development schedules for the Company's products may be affected by a variety of factors, including technological difficulties, proprietary technology of others, reliance on third parties for support and changes in governmental regulation, many of which factors will not be within the control of Scios. Of all the Company's potential products, AURICULIN-Registered Trademark- anaritide, which is being developed with Genentech, Inc., is at the most advanced stage of development. AURICULIN anaritide originally had been developed by Scios as a treatment for the broad population of ARF patients but proved ineffective in such application in the ARF-Phase III trial. The Company currently is developing AURICULIN anaritide for the treatment of OARF but there can be no assurance that the ongoing OARF-Phase III trial will be successful. See "Risk Factors-Uncertainty Regarding AURICULIN Anaritide" and "-Relationship with Genentech." Any delay in the development, introduction or marketing of the Company's potential products could result either in such products being marketed at a time when their cost and performance characteristics would not be competitive in the marketplace or in a shortening of their commercial lives.

UNCERTAINTY REGARDING AURICULIN ANARITIDE.

   In May 1995, the Company announced the results of the ARF-Phase III trial. Such study did not show any significant reduction in the need for dialysis or mortality among the broad population of ARF patients. This study did show a significant reduction in the need for dialysis among a prospectively-defined subgroup of patients suffering from OARF but did not show a significant reduction in mortality among this subgroup.

   AURICULIN anaritide had originally been developed as a treatment for the broad population of ARF patients and its failure in the ARF-Phase III trial has had a material adverse effect on the market price of the Company's Common Stock. Should AURICULIN anaritide fail to show a significant reduction in the need for dialysis among, or the mortality rate of patients suffering from OARF in the OARF-Phase III trial, such failure could have a similar material adverse effect on the Company's Common Stock. There can be no assurance that AURICULIN anaritide will show a significant reduction in the need for dialysis among, or the mortality rate of, patients suffering from OARF.

DEPENDENCE ON THIRD PARTIES

   The Company plans to continue the development of therapies for the treatment of chronic conditions primarily under the sponsorship of corporate partners. Continued funding and participation by the Company's corporate partners under joint development and licensing agreements will depend not only on the timely achievement of research and development objectives by the Company, which cannot be assured, but also on each corporate partner's own financial, competitive, marketing and strategic considerations. Scios also may from time to time enter into collaborative arrangements involving the licensing of certain rights to its acute care therapeutics. See "Risk Factors-Relationship with Genentech." Under several of its joint development and license agreements, Scios relies on its corporate partners to conduct preclinical and clinical trials, to obtain regulatory approvals and to manufacture and market products. Although the Company believes that its corporate partners will have an economic incentive to meet their contractual responsibilities, the amount and timing of resources devoted to these activities generally will be controlled by the corporate partners.
Suspension or termination of its joint development agreements with certain of Scios's corporate partners or the failure of those partners to meet their contractual responsibilities could have a material adverse effect on the Company.

   It is expected that, for at least the next several years, a portion of Scios's total revenues will continue to be derived from collaborative research agreements. Future collaborative research agreements entered into by Scios, if any, may be subject to similar risks to those described in the preceding paragraph. The inability of Scios to obtain new collaborative research agreements or to retain those currently in effect might have a material adverse effect on its future operations.

RELATIONSHIP WITH GENENTECH

   In December 1994 the Company entered into a Collaboration Agreement (the "Original Collaboration Agreement") with Genentech, Inc. relating to the joint development and commercialization of AURICULIN anaritide for use in the treatment of acute renal failure. The Original Collaboration Agreement was amended in April 1996 to modify the timing of certain development timeframes and milestones. Following the results of the ARF-Phase III clinical trials in May 1995, the focus of the Company's and Genentech's efforts under the Original Collaboration Agreement, as amended (the "Collaboration
Agreement") has been the development and commercialization of AURICULIN anaritide for the treatment of OARF, a sub-category of ARF. The Collaboration Agreement provides for co-promotion of AURICULIN anaritide in the United States and Canada and gives Genentech exclusive marketing rights in countries other than the United States and Canada (the "Licensed Territory"). In addition to royalties on sales in the Licensed Territory, Scios is to receive $30 million in milestone payments based upon regulatory filings or approvals in the U.S. Under the Collaboration Agreement, the Company will receive $15 million upon the submission of a New Drug Application ("NDA") to the FDA to market AURICULIN, provided the submission takes places on or before June 30, 1998. The remaining $15 million would be paid to the Company upon the earlier of sales exceeding $100 million in a twelve-month time period or January 1, 2001. Genentech has the option to instead make a single $30 million payment upon FDA marketing approval if the submission of the NDA takes place after June 30, 1998. Genentech may also be required to make additional payments of up to $20 million upon obtaining regulatory approvals and achieving certain sales levels in other designated markets.


   The Company will bear the development costs of AURICULIN anaritide until the receipt of regulatory approval in North America. Thereafter, all costs of development and promotion within North America will be shared equally among the two parties. Genentech will bear all costs for development and promotion within the Licensed Territory.

   For the reasons set forth in "Risk Factors-Government Regulation: Need for Regulatory Approval" there can be no assurance that the Company will ever receive the requisite regulatory approvals to market the product and to receive the milestone payments called for by the Collaboration Agreement. In addition, for the reasons set forth in "Risk Factors-No Assurance of Successful and Timely Development and Approval of Products Under
Development" and "-Uncertainty Regarding AURICULIN Anaritide" there can be no assurance that any product developed under the Collaboration Agreement will generate sufficient, if any, revenue (through milestone payments, sales, royalties, or otherwise) to offset the development and promotion costs incurred.

   Before the Company can file an NDA for AURICULIN anaritide, Phase III clinical trials must show significant clinical benefits in a given application. AURICULIN anaritide did not show significant clinical benefits in the treatment of the broad population of ARF patients in the ARF-Phase III clinical trials. The Company currently is conducting the OARF-Phase III clinical trials for the use of AURICULIN anaritide in the treatment of OARF.

   There can be no assurance that the OARF-Phase III clinical trials will show clinical benefits in the treatment of OARF or, if the OARF-Phase III clinical trials do show clinical benefits in the treatment of OARF, that the Company will be able to file an NDA before December 31, 1998. If the Company does not file an NDA for AURICULIN anaritide by December 31, 1998, or if, within 60 days of such filing, the FDA has not accepted for review an NDA which was filed by December 31, 1998, Genentech has the option of (i) electing to bring

NATRECOR-Registered Trademark- BNP or another natriuretic peptide product under development by Scios into the Collaboration Agreement for use in the Field or (ii) terminating the Collaboration Agreement. This option could limit the Company's ability to enter into other collaborative arrangements on NATRECOR BNP or any other natriuretic peptide product until the earlier of the FDA's acceptance for review of an NDA for AURICULIN anaritide or the expiration of the above deadlines. If Genentech were to exercise its right to bring another product into the Collaboration Agreement in place of AURICULIN anaritide, the milestone payments due upon regulatory approval and other events would be reduced significantly.

RELIANCE ON CERTAIN PRODUCTS

   The Company currently markets in the United States four psychiatric products under license from SmithKline Beecham Corporation (the "SB Products") and co-promotes a fifth product, HALDOL-Registered Trademark-Decanoate distributed by McNeil Pharmaceutical ("McNeil"). As of June 1, 1996, the Company will co-promote the antidepressant drug EFFEXOR-Registered Trademark-(venlafaxine HCl) under an agreement with the Wyeth-Ayerst Laboratories division of American Home Products ("WA"). The SB Products have a well-established reputation, but unit volume for certain products has been eroding and can be expected to continue to erode due to competition from generic products sold at substantially lower prices. In the past, the decrease in unit sales has been partially offset by price increases; however, there can be no assurance that the market will accept any additional price increases. Under its agreement with McNeil, the Company receives quarterly payments based on total sales of this product reaching specified levels. Although the Company believes that SmithKline Beecham ("SB"), WA and McNeil (collectively, the "Psychiatric Product Licensors") will have an economic incentive to meet their respective contractual responsibilities, the amount and timing of resources devoted to these activities generally will be controlled by such parties. Suspension or termination of the Company's agreements with any Psychiatric Product Licensor or the failure of any Psychiatric Product Licensor to meet its contractual responsibilities could have a material adverse effect on the Company.

CONTINUING OPERATING LOSSES

   Scios has had net operating losses since its inception and expects such losses for at least several more years. As of December 31, 1995, Scios had an accumulated deficit of approximately $290 million.

   The ability of the Company to achieve profitability depends principally upon the success of its product development efforts and the timing and scope of regulatory approvals, particularly with respect to the Company's lead products, AURICULIN anaritide and NATRECOR BNP. Other key factors include the amount of profits generated from the Company's sale of the SB Products, HALDOL Decanoate and any additional products co-promoted or licensed by the Company and the development of new sources of third-party funding and other revenues to support continuing research and development programs.

NEED FOR ADDITIONAL FUNDING

   Substantial expenditures will be required to enable Scios to continue research and development activities, to conduct existing and planned clinical trials and to manufacture and market products currently under development. While Scios believes that its net assets, together with funding from corporate partners and interest income, will be sufficient to meet capital requirements through 1998, over the long term the Company will need to arrange additional financing for the operation of its business, including the commercialization of its products currently under development, and will consider collaborative arrangements and additional public or private financings, including additional equity financings. There can be no assurances that such additional collaborative arrangements or financings can be obtained on reasonable terms.

DEPENDENCE ON PROPRIETARY RIGHTS OF OTHERS

   The manufacture and sale of any products developed by Scios will involve the use of processes, products or information the rights to certain of which are owned by others. Although Scios has obtained licenses for the use of certain of such processes, products and information, there can be no assurance that such licenses will not be terminated or expire during critical periods, that Scios will be able to obtain licenses or other rights which may be important to it or, if obtained, that such licenses will be obtained on commercially reasonable terms. If Scios is unable to obtain such licenses, it may have to develop alternatives to avoid infringing patents of others, potentially causing increased costs and delays in product development and introduction or precluding Scios from developing, manufacturing or selling its planned products. Some of Scios's licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. There can be no assurance that extensions will be granted on any or all such licenses. This same restriction may be contained in licenses obtained in the future. Additionally, there can be no assurance that the patents underlying any licenses will be valid and enforceable. To the extent any products developed by Scios are based on licensed technology, royalty payments on licenses will reduce Scios's gross profit from such product sales and may render the sales of such products uneconomical.

   Scios supports and collaborates in research conducted in universities and in governmental research organizations. There can be no assurance that Scios will have or be able to acquire exclusive rights to inventions or technical information derived from such collaborations or that disputes will not arise as to rights in derivative or related research programs conducted by them.

   Scios receives grants and other public funding and collaborates with governmental research organizations in connection with certain research programs. Inventions resulting from such public funding or collaboration may be subject to regulatory and contractual restrictions on the manner in which any resulting inventions may be commercialized, and the government research organization typically retains certain rights to use such inventions itself or, under certain circumstances, to grant rights to others.

   In the event of contractual breach or bankruptcy of Scios, certain of the Company's collaborative research contracts provide for transfer of technology (including rights to practice under any patents or patent applications) to the contract sponsors.

LIMITED MANUFACTURING EXPERIENCE

   Scios has concentrated its resources on product discovery and development prior to investing substantially in manufacturing capability. To date the Company has produced only its proprietary basic fibroblast growth factor ("bFGF") in limited quantities sufficient for clinical trials then being conducted on bFGF and currently relies on third parties for the manufacture of other products including AURICULIN anaritide. Scios has a production facility which the Company believes will enable it to produce bFGF for a third party, and potentially other products, under requirements for current Good Manufacturing Practices ("cGMP"). However, the Company does not currently possess the staff or facilities necessary to manufacture any product in the commercial quantity expected to be required in the long term. Scios's strategy of building or acquiring commercial-scale manufacturing facilities or utilizing third-party facilities only as the need arises carries with it certain risks, as there can be no assurance that such facilities can be built, acquired or used on commercially acceptable terms or at all or that Scios will be able to meet manufacturing quantity and quality requirements through the use of such arrangements.

   Scios currently intends to obtain AURICULIN anaritide from third-party manufacturers. The Company has entered into a long-term agreement for the supply of AURICULIN anaritide in bulk form, and has entered into an agreement with another third party for fill and finish services. The Company believes that it would not be cost-effective to qualify alternate suppliers at this time. However, an inability of either the Company's bulk or its fill and finish manufacturer to provide material to Scios on a timely basis would cause delays in supply which could be expected to have a material adverse effect on the Company's business.

   SB manufactures the SB Products. If SB elects to discontinue manufacturing the SB Products, the Company will either have to develop additional facilities to manufacture independently on a large scale, procure a contract manufacturer, or enter into another arrangement with a third party to manufacture such products. McNeil manufactures HALDOL Decanoate.

   If Scios were to develop additional products with commercial potential, it would be required to design and construct larger facilities to manufacture such products or be dependent upon securing a third party contract manufacturer to manufacture such products. There can be no assurance that the Company would be able to develop such a manufacturing capability on its own or enter into such a partnership on favorable terms or at all. In addition, partnering arrangements could result in a lower level of income to Scios than if the Company manufactured the products entirely on its own.

LACK OF MARKETING EXPERIENCE; DEPENDENCE ON THIRD PARTIES

   Scios has limited experience in managing or operating a marketing organization. Scios currently has a sales force of approximately 85 representatives experienced in marketing products to the psychiatric profession. These sales representatives work on a part-time basis marketing the SB Products and co-promoting the McNeil product HALDOL Decanoate. To date, Scios's marketing experience has been limited to these psychiatric products. The Company has had no experience marketing the acute care products which are the focus of its research and development efforts.

   Scios's business strategy includes acquiring or licensing additional products developed by third parties that could be sold by the Company's sales force while the Company seeks to complete clinical trials and commercialization of its proprietary products. There can be no assurances that such third-party product rights will be available on terms favorable to the Company or at all, or that the Company will be successful in commercializing its own proprietary products.

   If Scios is successful in its efforts to develop additional products for commercial sale, the commercialization of such products will require significant financial resources as well as worldwide sales, marketing and distribution capabilities. The Company will consider entering into additional corporate partnerships with major pharmaceutical companies in order to provide funds and expertise to meet these requirements. See "Risk Factors-Relationship with Genentech." There can be no assurance that the Company would be able to develop such a marketing capability on its own or enter into such a partnership on favorable terms or at all. In addition, partnering arrangements could result in a lower level of income to Scios than if the Company marketed the products entirely on its own.

TECHNOLOGICAL CHANGE AND RISK OF OBSOLESCENCE; SUBSTANTIAL COMPETITION

   Competition is intense in the development of biopharmaceutical products, particularly in the development of products through the application of biotechnology. There are numerous companies and academic research groups throughout the world engaged in similar research and development. Some of the Company's competitors, including some of its licensees, are working on products similar to those being developed by Scios, including products in some of the Company's major therapeutic focus areas. Many of these companies have substantially greater financial, marketing and human resources than Scios. With respect to AURICULIN anaritide, Scios believes other companies may be attempting to develop other forms of natriuretic peptides for indications similar to those being pursued by the Company.

   There can be no assurance that technological developments or superior marketing capabilities possessed by competitors will not materially adversely affect the commercial potential of the Company's products. In addition, if the Company commences significant commercial sales of products, manufacturing efficiency and marketing capability are likely to be significant competitive factors. With respect to products no longer covered by patents, such as the SB Products, Scios faces competition from companies offering generic products.

   The Company believes that the competitive success of the Company will be based primarily on scientific and technological superiority, managerial competence in identifying and pursuing opportunities, operational competence in developing, protecting, producing and marketing products and obtaining timely regulatory agency approvals and adequate funds. Achieving success in these areas will depend on the Company's ability to attract and retain skilled and experienced personnel, to develop and secure the rights to advanced proprietary technology and to exploit commercially its technology prior to the development of competitive products by others. Scios expects that there will be continued competition for highly qualified scientific, technical and managerial personnel.

UNCERTAINTY OF LEGAL PROTECTION AFFORDED BY PATENTS AND PROPRIETARY RIGHTS; POSSIBLE INFRINGEMENT OF RIGHTS OF OTHERS

   Scios's success will depend in large part upon its ability to protect its proprietary products and technology under U.S. and foreign patent laws and other intellectual property laws. Scios has incurred and expects to continue to incur, substantial costs in connection with the protection of its intellectual property rights. The patent position of biotechnology and pharmaceutical firms generally is highly uncertain and involves complex legal and factual questions. Although Scios believes it has strong patent positions on certain of its products, there can be no assurance that any patent will issue on pending applications of the Company, or that any patent issued will afford the Company significant commercial protection against competitors for the technology or product covered by it, or that patents will not be infringed upon or designed around. Third parties have filed applications for, or have been issued patents relating to, products or processes which are similar to or competitive with certain of the Company's products or processes. Scios is incurring and expects to continue to incur substantial costs in interference proceedings and in defending the validity or scope of its patents or in challenging the validity or scope of competing patents.
The Company is unable to predict how the courts will resolve issues relating to the validity and scope of such patents, and if any such patent were to be interpreted to cover any of the Company's products and could not be licensed, circumvented or shown to be invalid, the results of Scios's future operations could be materially and adversely affected.

   Companies which have or obtain patents relating to Scios's products or processes could bring legal actions against Scios and its corporate partner claiming damages and seeking to enjoin them from manufacturing or marketing such products. Because of such proceedings, Scios could encounter delays in product market introductions while it attempts to design around such patents or could find that the development, manufacture or sale of Scios's products could be foreclosed. If any such action were successful, in addition to any potential liability for damages, Scios or its corporate partners could be required to obtain a license in order to continue to manufacture or market such products. Even if licenses were to be available, their cost might not be commercially acceptable. If a patent were to be issued to a third party covering products competitive with Scios's products and such patent could not be licensed, circumvented or shown to be invalid, the results of Scios's future operations could be materially adversely affected.

   Scios also may have to participate in interference proceedings declared by the United States Patent and Trademark Office (the "PTO") to determine the priority of inventions, which could result in substantial cost to Scios or in the determination that patents should be issued to a competitor. Unfavorable outcomes in interference proceedings could result in the need for cross-licensing agreements with competitors that could hinder or prevent Scios from making, using or selling the products which are the subjects of such patents or adversely affect Scios's operating results.

   Other companies engaged in research and development of new health care products based on biotechnology also are actively pursuing patents for their technologies, which they consider to be novel and patentable. Scios also relies and will continue to rely upon trade secrets and know-how to develop and maintain its competitive position. There can be no assurance, however, that others will not develop similar technology so that confidentiality agreements on which the Company relies to protect trade secrets will be honored. To the extent corporate partners or consultants apply technological information independently developed by them or by others to Scios projects, disputes may arise as to the proprietary rights to such information.

GOVERNMENT REGULATION: NEED FOR REGULATORY APPROVAL

The production and marketing of the Company's proposed products and its ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process implemented by the U.S. Food and Drug Administration ("FDA") under federal law, including the Food, Drug and Cosmetic Act, as amended. Satisfaction of such regulatory requirements includes satisfying the FDA that the product is both safe and efficacious. Typically, this takes several years or more depending upon the type, complexity and novelty of the product and the nature of the disease or other indication to be treated and requires the expenditure of substantial resources. Preclinical studies must be conducted in conformance with the FDA's Good Laboratory Practice regulations. Clinical testing must meet requirements for Institutional Review Board ("IRB") oversight and informed consent by clinical trial subjects, as well as FDA prior review, oversight and the FDA's Good Clinical practice requirements. Clinical trials may require large numbers of test subjects. Scios has limited experience in conducting clinical testing and in pursuing applications necessary to gain regulatory approvals. Furthermore, the Company or the FDA may suspend clinical trials at any time if either believes that the subjects participating in such trials are being exposed to unacceptable health risks, including undesirable or unintended side effects.

   Before receiving FDA approval to market a product, Scios may have to demonstrate that the product is safe and effective on the patient population that will be treated. Data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory clearances. In addition, delays or rejections may be encountered based upon additional government regulation from future legislation or administrative action or changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. Delays in obtaining such approvals could adversely affect marketing of Scios's products. Delays in regulatory approvals that may be encountered by Scios's joint development partners and licensees could adversely affect Scios's ability to receive royalties or other sales revenues. There can be no assurance that, after such time and expenditures, regulatory approval will be obtained for any products developed by the Company. For example, after significant investment in the development of AURICULIN anaritide for the treatment of ARF, the ARF-Phase III clinical trial did not show the requisite clinical benefits to receive FDA approval for the use of AURICULIN anaritide in the treatment of the broad population of ARF patients. And, while the Company is conducting Phase III clinical trials for the use of AURICULIN anaritide in the treatment of OARF, there can be no assurance that such Phase III trials will be successful. Even if regulatory approval of a product is granted, such approval will be limited to those disease states and conditions for which the product is useful, as demonstrated through clinical studies. Marketing or promoting a drug for an unapproved indication is prohibited.
For example, if the current OARF-Phase III trials show significant clinical benefits in the use of AURICULIN anaritide-Registered Trademark- for the treatment of OARF, FDA approval that might be obtained based upon such results would be limited to the treatment of OARF (a significantly smaller population than the treatment of ARF in the broad population). See "Uncertainty Regarding AURICULIN Anaritide."

   Even after initial FDA approval has been obtained, for a product or treatment, further studies may be required to provide additional data on safety or to gain approval for the use of a product as a treatment for clinical indications other than those initially targeted. Moreover, the FDA may reconsider its approval of any product at any time and may withdraw such approval. Furthermore, approval may entail ongoing requirements for post-marketing studies. If regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections. The regulatory standards for manufacturing are currently being applied stringently by the FDA. Discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. In addition, before the Company's products can be marketed in foreign countries, they are subject to regulatory approval in such countries similar to that required in the United States.

   The Orphan Drug Act currently provides incentives to manufacturers to develop and market drugs for rare diseases, conditions affecting fewer than 200,000 persons in the United States at the time of application for orphan drug designation, or conditions affecting more than 200,000 persons in the United States, if the sponsor establishes that it does not realistically anticipate that its product sales will be sufficient to recover its costs. A drug that receives orphan drug designation and is the first product to receive FDA marketing approval for its product claim is entitled to a seven-year exclusive marketing period in the United States for that product claim. However, a drug that is considered by the FDA to be different from a particular orphan drug is not barred from sale in the United States during the seven-year exclusive marketing period. The Company has received from the FDA orphan drug designation of AURICULIN anaritide for the treatment of acute kidney failure; however, there can be no assurance that AURICULIN anaritide will receive FDA approval, or that, if it receives approval, it will receive exclusive marketing rights. Additionally, though it is advantageous to obtain orphan drug act designation for eligible products, there can be no assurance that the precise scope of protection that is currently afforded by orphan drug designation will be available in the future or that the current level of exclusivity and tax credits afforded to a sponsor of a product designated an orphan drug will remain in effect.

   The FDA's regulations require that any drug or formulation to be tested in humans must be manufactured according to cGMP regulations. This has been extended to include any drugs which will be tested for safety in animals, in support of human testing. The cGMPs set certain minimum requirements for procedures, record-keeping and the physical characteristics of the laboratories used in the production of these drugs. In addition, various federal and state laws, regulations and recommendations relating to safe working conditions, laboratory practices, the experimental use of animals and the purchase, storage, movement, import and export, use, and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with the Company's research work are or may be applicable to their activities. They include, among others, the United States Atomic Energy Act, the Clean Air Act, the Clean Water Act, the Occupational Safety and Health Act, the National Environmental Policy Act, the Toxic Substances Control Act, and the Resource Conservation and Recovery Act, national restrictions on technology transfer, import, export and customs regulations, and other present and possible future local, state or federal regulation. Scios is unable to estimate the extent and impact of regulation in the biotechnology field resulting from such future federal, state or local legislation or administrative action.

   Outside the United States, the Company's ability to market a product is contingent upon receiving marketing authorization from the appropriate foreign regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. This foreign regulatory approval process includes all of the risks associated with FDA approval set forth above.

RISK OF PRODUCT LIABILITY

   The testing, marketing and sale of human therapeutic products entails significant risks. If the Company succeeds in developing products in these areas, use of such products in trials and the sale of such products following regulatory approval may expose the Company to liability claims allegedly resulting from use of such products. These claims might be made directly by consumers or others. Scios currently has only limited insurance for its
clinical trials.   However, there can be no assurance that Scios will be able to obtain and maintain such insurance for all of its clinical trials or that coverage will be in sufficient amounts to protect against damages for liability that could have a material adverse effect on Scios. There can also be no assurance that Scios will be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect the Company against damages for liability that could have a material adverse effect on the Company. The Company's agreements with SB and McNeil provide for certain indemnification, but there can be no assurance that any claim arising from products manufactured by SB or McNeil would not also include claims directly against Scios.

USE OF HAZARDOUS MATERIALS; RECENT NOTICE OF POTENTIAL LIABILITY

   In addition, the Company's research and development involves the controlled use of hazardous materials, radioactive compounds and other chemicals. Accordingly, the Company is subject to various federal, state and local environmental laws and regulations. Failure to comply with present or future regulations could result in substantial liability to the Company, suspension or cessation of the Company's operations, restrictions on the Company's ability to expand at its present location or the incurrence of other significant expense. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. For example, on November 29, 1995, the Company was notified by the United States Environmental Protection Agency that it may have liability in connection with the clean-up of toxic waste arising out of the alleged disposal of hazardous substances by a subcontractor of Nova. (The Company acquired Nova in 1992.) The

Company could be held liable for any damages that result from such clean-up. The cost of this clean-up and any other potential environmental liability could exceed the resources of the Company. The Company may also incur substantial costs to comply with environmental regulations if the Company develops additional manufacturing capacity or otherwise changes its operations. For example, in connection with the closure of its Baltimore research and development facility in 1993 to consolidate such activities at its Mountain View headquarters, the Company incurred costs of approximately $370,000 for chemical disposal, storage and related costs.

HEALTHCARE REIMBURSEMENT

   The business and financial condition of pharmaceutical and biotechnology companies will continue to be affected by the efforts of governmental and third-party payors to contain or reduce the cost of health care. In certain foreign markets, pricing of profitability of prescription pharmaceuticals is subject to governmental control. In the United States there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing. While the Company cannot predict whether any such legislative or regulatory proposals will be adopted or the effect such proposals or managed care efforts may have on its business, the announcement of such proposals or efforts could have a material adverse effect on the Company's ability to raise capital, and the adoption of such proposals or efforts could have a material adverse effect on the Company's business and financial condition. Further, to the extent that such proposals or efforts have a material adverse effect on other pharmaceutical companies that are prospective corporate partners for the Company, the Company's ability to establish a strategic collaboration may be adversely affected. In addition, in both domestic and foreign markets, sales of the Company's proposed products will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers, and other organizations. Third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's proposed products will be considered cost effective or that adequate third-party reimbursement will be available to enable the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development.

NO ASSURANCE OF ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; ABSENCE OF KEY-MAN LIFE INSURANCE

   Scios's ability to maintain its competitive technological position will depend, in part, upon its ability to attract and retain highly qualified scientific, managerial and manufacturing personnel. Competition for such personnel is intense. Scios must recruit and organize expanded marketing and sales organizations for those products it will commercialize directly. The loss of a significant group of key personnel would adversely affect Scios's product development effort. Scios does not currently maintain key-man life insurance on any of its employees.

VOLATILITY OF STOCK PRICE

   The market prices for securities of biotechnology and pharmaceutical companies, including the securities of Scios, have been volatile. Announcements of technological innovations or new commercial products by Scios or its competitors, a change in status of a corporate partner, developments concerning proprietary rights, including patents and litigation matters, publicity regarding actual or potential medical results with products under development by Scios, regulatory developments in both the United States and foreign countries and public concern as to the safety of biotechnology or of pharmaceutical products, as well as period-to-period fluctuations in revenues and financial results, may have a significant impact on the market price of its Common Stock. For example, the average trading price of Scios' Common Stock in the one-month period immediately preceding the release by Scios of the results of the ARF-Phase III to the public in May 1995, was approximately 100% higher than the average trading price of such stock in the one-month period immediately following such release. Any unfavorable releases in the future relating to other clinical trials, such as the OARF-Phase III trials, could have a similar depressive effect on the market price of the Scios Common Stock.

ABSENCE OF DIVIDENDS

   Scios has not paid any cash dividends since its inception, and it does not anticipate paying cash dividends in the foreseeable future.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

   Certain provisions of Scios's Certificate of Incorporation, as amended, Bylaws and Share Purchase Rights Plan may have the effect of delaying, deferring or preventing attempts to acquire control of Scios. The delay, deferral or prevention of a change in control may result in denying to stockholders of Scios the receipt of a premium for their stock in the transaction which would have resulted in the change of control and may also result in a depressive effect on the market price of the Scios Common Stock.

                                USE OF PROCEEDS

   The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholder in the offering.

                              SELLING STOCKHOLDER

   The following table sets forth the name of the Selling Stockholder, the number of shares of Common Stock owned beneficially by the Selling Stockholder as of December 31, 1995 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholder. Because the Selling Stockholder may offer all, some or none of its Common Stock, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholder after such offering can be provided.

                                             SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                OWNED PRIOR TO                        OWNED AFTER
                                                   OFFERING           SHARES           OFFERING(1)
                                            ----------------------    BEING      ----------------------
               NAME                           NUMBER    PERCENT(2)    OFFERED      NUMBER    PERCENT(2)
               ----                         ---------   ----------   ---------   ---------   ----------
Genentech, Inc. . . . . . . . . . . . . .   1,263,200      3.4%      1,263,200       --         --


- ----------

(1)  Assumes the sale of all shares offered hereby.
(2) Applicable percentage of ownership is based on 35,807,949 shares of Common Stock outstanding (net of treasury shares) on March 31, 1996 and assumes the issuance of 1,263,200 shares of Common Stock issuable upon conversion of 12,632 shares of the Company's Nonvoting Series A Preferred Stock.

   In December 1994 the Selling Stockholder entered into the Collaboration Agreement with the Company. See "Risk Factors -- Relationship with Genentech." At that time the Selling Stockholder also (i) purchased $20 million of Series A Preferred Stock of the Company convertible into 2,105,300 shares of Common Stock and (ii) agreed to loan the Company an additional $30 million, which the Company can draw down at its discretion through December 2002 (the "Loan Facility"). Amounts drawn under the Loan Facility will bear interest at the prime rate and be repayable in cash or Scios Common Stock, at the Company's option, in December 2002.

   From March 31 to April 10, 1995, the Selling Stockholder converted 5,000 shares of the Scios' Nonvoting Series A Preferred Stock into 500,000 shares of Common Stock and sold such shares to the public pursuant to a Registration Statement on Form S-3 filed by the Company in December 1994. In January 1996, the Selling Stockholder converted an additional 3,421 shares of the Scios' Nonvoting Series A Preferred Stock into 342,100 shares of Common Stock and sold such shares to the public pursuant to such Registration Statement.

                             PLAN OF DISTRIBUTION

   The Company is registering the shares of Common Stock offered by the Selling Stockholder hereunder pursuant to contractual registration rights contained in a Preferred Stock Purchase Agreement entered into in December 1994 (the "Purchase Agreement"), pursuant to which the Selling Stockholder purchased 21,053 shares of nonvoting Series A Preferred Stock for approximately $20 million. The Selling Stockholder currently owns 12,632 shares of Series A. Each share of such Preferred Stock is convertible, at the request of the Selling Stockholder or upon transfer to a third party, into 100 shares of the Company's Common Stock for a total of 1,263,200 shares of Common Stock. The Selling Stockholder may not transfer ownership of any of such shares without first offering the Company the opportunity to purchase such shares at the average closing trading price for a period preceding the sale. If the Company does not purchase the shares offered to it, the Selling Stockholder may sell such shares to any third party without reoffering them to the Company. Furthermore, the Purchase Agreement provides that the Selling Stockholder may not, without the consent of Scios, sell to a single third party investor in any 12 month period more than 500,000 shares of Common Stock purchased under the Purchase Agreement prior to December 31, 1996 or more than 1,000,000 shares of Common Stock during any 12 month period thereafter (except that the foregoing volume limitation is inapplicable to sales of the Common Stock to brokers or dealers who agree to abide by such volume limitation). The foregoing transfer restrictions terminate upon the earliest to occur of (i) December 30, 2002, (ii) the date on which the Selling Stockholder and its affiliates no longer own 3% of the Company's outstanding voting securities or (iii) the closing of a merger or similar transaction in which greater than 50% of the Company's voting stock is transferred to a stockholder or group of stockholders, or a sale of all or substantially all of the Company's assets.

   Subject to the restrictions set forth in the Purchase Agreement, the shares of Common Stock offered hereunder may be sold from time to time by the Selling Stockholder, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on the Nasdaq National Market or in the over-the-counter market or otherwise, at prices and on terms then prevailing or related to the then-current market price, or in negotiated transactions. The shares of Common Stock may be sold to or through one or more broker-dealers, acting as agent or principal, in underwritten offerings, block trades, agency placements, exchange distributions, brokerage transactions or otherwise, or in any combination of transactions.

   In connection with distributions of the Common Stock, the Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with the Selling Stockholder. The Selling Stockholder also may sell the Common Stock short and deliver the Common Stock to close out such short positions. The Selling Stockholder also may enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, which may then resell or otherwise transfer such Common Stock. The Selling Stockholder also may loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default may sell or otherwise transfer the pledged Common Stock.

   In connection with any transaction involving the Common Stock, broker-dealers or others may receive from the Selling Stockholder, and may in turn pay to other broker-dealers or others, compensation in the form of commissions, discounts or concessions in amounts to be negotiated at the time. Broker-dealers and any other persons participating in a distribution of the Common Stock may be deemed to be "underwriters" within the meaning of the Act in connection with such distribution, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Act.

   Any or all of the sales or other transactions involving the Common Stock described above, whether effected by the Selling Stockholder, any broker-dealer or others, may be made pursuant to this prospectus. In addition, any shares of Common Stock that qualify for sale pursuant to Rule 144 under the Act may be sold under Rule 144 rather than pursuant to this prospectus.

   In order to comply with the securities laws of certain states, if applicable, the Common Stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

   The registration fee and fees in connection with listing the Common Stock on the Nasdaq National Market will be reimbursed by the Selling Stockholder. The Selling Stockholder will also reimburse the Company for all other costs, expenses and fees in connection with the registration of the Common Stock with the Commission up to $20,000. The Company and the Selling Stockholder have agreed, and hereafter may further agree, to indemnify certain persons, including broker-dealers or others, against certain liabilities in connection with any offering of the Common Stock, including liabilities arising under the Act.

                              LEGAL MATTERS

   The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward Castro Huddleson & Tatum, Palo Alto, California.

                                 EXPERTS

   The financial statements and schedules appearing in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 have been audited by Coopers & Lybrand L.L.P., independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements and schedules are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

No dealer, salesman or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer or solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. The delivery of this Prospectus at any time does not imply that the information herein is correct as of any time subsequent to the date hereof.

                              TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Available Information  . . . . . . . . . . . . . . . . . . . . . . . . .  2
Additional Information . . . . . . . . . . . . . . . . . . . . . . . . .  2
Incorporation of Certain
Documents by Reference . . . . . . . . . . . . . . . . . . . . . . . . .  2
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Selling Stockholder. . . . . . . . . . . . . . . . . . . . . . . . . . . 16
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . . 17
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18
Experts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 18

                                  ___________

                                1,263,200 Shares

                                 Common Stock

                                  SCIOS INC.

                                  ___________

                                  Prospectus
                                  ___________



                             _________________, 1996

                                   PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16.  EXHIBITS

      (a)  Exhibits.


      EXHIBIT
      NUMBER                        DESCRIPTION OF DOCUMENT
      -------                       -----------------------
       3.3          Certificate of Amendment of Certificate of Incorporation (1)
       5.1          Opinion of Cooley Godward Castro Huddleson & Tatum (1)
      10.32.1 Amendment No. 1 to Collaboration Agreement(Portions omitted pursuant to a request for confidentiality filed separately with the Commission)
      23.1          Consent of Coopers & Lybrand L.L.P.
      23.2          Consent of Cooley Godward Castro Huddleson & Tatum.
                    Reference is made to Exhibit 5.1.
      24.1          Power of Attorney.(1)



(1) Filed as exhibits to Registration Statement No. 333-4659 on or about May 28, 1996

                                 SIGNATURES


   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT FORM S-3 TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF MOUNTAIN VIEW, COUNTY OF SANTA CLARA, STATE OF CALIFORNIA, ON THE 10TH DAY OF JULY, 1996.


                                       SCIOS INC.

                                       By: /s/ John H. Newman
                                           --------------------------------
                                           John H. Newman
                                           Vice President

   PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



            SIGNATURE                     TITLE                          DATE
            ---------                     -----                          ----
                         *         Chairman of the Board              July 10, 1996
- -------------------------------    President and Chief
      Richard L. Casey             Executive Officer
                                   (PRINCIPAL EXECUTIVE OFFICER)


                         *          Controller                        July 10, 1996
- -------------------------------     (PRINCIPAL ACCOUNTING OFFICER)
     Kevin J. McPherson


                         *          Director                          July 10, 1996
- -------------------------------
      Samuel H. Armacost


                         *          Director                          July 10, 1996
- --------------------------------
         Myron Du Bain


                         *          Director                          July 10, 1996
- --------------------------------
      Robert W. Schrier


                         *          Director                          July 10, 1996
- --------------------------------
       Solomon H. Snyder


                         *          Director                          July 10, 1996
- --------------------------------
        Burton E. Sobel


                         *          Director                          July 10, 1996
- --------------------------------
        Eugene L. Step




*  By /s/ John H. Newman
     -----------------------
     John H. Newman
     Attorney-in-Fact